Filed by First Reserve Sustainable Growth Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Reserve Sustainable Growth Corp.

SEC File No.: 001-40169

Date: September 21, 2021

EO Charging bolsters business development team with key executive hires to further drive international growth

Europe’s fastest growing electric vehicle charging provider adds new ‘Heads of Markets’ for Commercial Fleet, International Distribution, eBus/eTruck, Public Sector, Home Charging, Wholesale & Trade

London, 21 September 2021 – EO Charging (“EO”), a leading provider of technology-enabled turnkey solutions for electric vehicle (“EV”) fleets, has made a number of senior appointments to its sales team to capitalise on the booming EV market and support its next stage of international growth.

The new additions to EO’s specialist sales team will be instrumental in helping the business continue its global expansion and have been given core areas of focus to support this growth. The new appointments will be responsible for key growth sectors with new ‘Heads of markets’ across Commercial Fleet, International Distribution, eBus/eTruck (a new division at the company), Public Sector, Home Charging, Wholesale and Trade.

Senior hires include:

•	Giles Platel, Head of Commercial Fleet Sales (formerly at Pod Point)

•	Xavier Fazio de Araguas, Head of International Distribution Sales (formerly at Wallbox)

•	Keith Watson, Head of eBus (previously at Alexander Dennis Limited)

•	Joe Rowley, Head of Wholesale and Trade Sales (more than 10 year’s experience in the UK electrical trade at Rexel and Edmundson Electrical Ltd)

•	Vicki Evans, Head of Public Sector Sales and B2B Partnerships (formerly at EDF Energy & British Gas)

•	Heather Kennedy, Business Development Manager—Public Sector (previously at Energy Saving Trust Scotland)

•	Sarah Novel, Head of Home Charging (previously at EDF Energy)

•	Nath Fearnhead, Head of Bid Management (previous roles at Siemens Mobility and Cobham Mission Systems)

The investment in its sales team comes on the back of considerable growth for EO, which despite the pandemic, saw its revenues triple and headcount almost double in 2020. Earlier this year EO was ranked number 27 on the FT’s list of Europe’s fastest growing companies, the highest-ranked business in the EV sector. With a bolstered team and blue-chip clients such as Amazon, DHL, Go-Ahead, Tesco and Uber on its books, EO expects substantial growth again in 2021.

Charlie Jardine, CEO and Founder of EO, commented: “We’re on a mission to become the global leader in charging electric van, truck, bus and car fleets. The new additions to our business development team will help us realise this ambition as we accelerate our international growth plans.

“We understand that fleets can be heterogenous in vehicle type, which is why we’ve introduced a new eBus & eTruck division to further support our public sector and commercial fleet clients. Our full-stack charging ecosystem makes us the perfect partner for businesses and governments that need to consider charging requirements for both return-to-depot and return-to-home vehicles.”

EO Charging previously announced an agreement for a business combination with First Reserve Sustainable Growth Corp. (NASDAQ: FRSG), which is expected to result in EO Charging becoming a public company listed on the NASDAQ exchange.

ENDS

Notes to Editors

About EO

EO Charging (EO) is a leading technology solutions provider in the EV sector. EO designs and manufactures EV charging stations and hardware-agnostic cloud-based charge-point management software for fleets at its headquarters in the UK. EO also provides installation services and ongoing operations and maintenance services across its fleet customer base.

Founded in 2014, EO’s technology is used by a number of the world’s largest businesses and fleet operators and it now distributes to over 35 countries around the world. It aims to become the global leader in charging electric van, truck, bus and car fleets.

EO was ranked number 27 on the Financial Times’ FT1000 list of Europe’s fastest-growing companies. EO Charging previously announced an agreement for a business combination with First Reserve Sustainable Growth Corp. (NASDAQ: FRSG), which is expected to result in EO Charging becoming a public company listed on the NASDAQ exchange.

To learn more, please visit www.EOcharging.com and follow us @EOCharging on Twitter and LinkedIn.

Forward Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this press release, regarding the proposed business combination between First Reserve Sustainable Growth Corp. (“FRSG”), Juuce Limited (the “Company”) and EO Charging (“EO”), each of such parties’ ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, FRSG, the Company and EO disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. FRSG, the Company and EO caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of any of FRSG, the Company or EO. In addition, FRSG, the Company and EO caution you that the forward-looking statements contained in this press release are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the Business Combination Agreement and Plan of Reorganization, dated as of August 12, 2021, by and among FRSG, FRSG Merger Sub Inc., EO and the Company, and the other agreements related to the business combination (including catastrophic events, acts of terrorism, the outbreak of war, COVID-19 and other public health events), as well as management’s response to any of the foregoing; (ii) the outcome of any legal proceedings that may be instituted against FRSG, the Company, EO, their affiliates or their respective directors and officers following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of FRSG, regulatory approvals, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts FRSG’s or the Company’s current plans and operations as a result of the announcement of the transactions; (v) the Company’s and EO’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the pace and depth of EV adoption generally, and the ability of the Company to accurately estimate supply and demand for its EV charging products and services, and to grow and manage growth profitably following the business combination; (vi) risks relating to the uncertainty of the projected financial information with respect to the Company, including the conversion of pre-orders into binding orders; (vii) costs related to the business combination; (viii) changes in applicable laws or regulations, governmental incentives and fuel and energy prices; (ix) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (x) the amount of redemption requests by FRSG’s public stockholders; and (xi) such other factors affecting FRSG that are detailed from time to time in FRSG’s filings with the Securities and Exchange Commission (the “SEC”). Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and its periodic filings with the SEC, including its Quarterly Report on Form 10-Q for quarterly period ended June 30, 2021. FRSG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Important Information for Investors and Stockholders

In connection with the proposed business combination, a registration statement on Form F-4 is expected to be filed by EO with the SEC. The Form F-4 will include preliminary and definitive proxy statements to be distributed to FRSG’s stockholders in connection with FRSG’s solicitation for proxies for the vote by FRSG’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus of EO relating to the offer of the securities to be issued in connection with the completion of the business combination. Copies of the Form F-4 may be obtained free of charge at the SEC’s website at www.sec.gov. FRSG’s stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FRSG, EO or Juuce, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or exemptions therefrom.

Participants in the Solicitation

FRSG, the Company and EO and their respective directors and officers may be deemed participants in the solicitation of proxies of FRSG’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of FRSG’s executive officers and directors in the solicitation by reading FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of FRSG’s, the Company’s and EO’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.